# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: First US Bancshares, Inc., CIK 0000717806
CUSIP: 33744V103
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Address of issuer's principal executive offices: 3291 U.S. HIGHWAY 280, BIRMINGHAM, Alabama (AL), 35243
Date of event which requires filing of this statement: 08/20/2026
Filed by CIK 0000901213
Persons authorized to receive notices and communications: Charles C. Anderson, 202 NORTH COURT STREET, FLORENCE, Alabama (AL), 35630, (256) 766-3640

## Reporting persons
- Charles C. Anderson (CIK 0000901213): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Calculated in the manner set forth in Item 5.
  
  Less than 1%
  
  Percentage based on outstanding shares as of July 31, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.
- Harold M. Anderson (CIK 0001395232): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 142,500; shared voting power 0; sole dispositive power 142,500; shared dispositive power 0; aggregate amount beneficially owned 142,500 (2.6% of the class)
  Comment: Calculated in the manner set forth in Item 5.
  
  Percentage based on outstanding shares as of July 31, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.
- Terrence Anderson (CIK 0001060336): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 40,801; shared voting power 49,252; sole dispositive power 40,801; shared dispositive power 49,252; aggregate amount beneficially owned 90,053 (1.6% of the class)
  Comment: Calculated in the manner set forth in Item 5.
  
  Less than 1%
  
  Percentage based on outstanding shares as of July 31, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.
- Anderson CBP LLC (CIK 0002006657): type of reporting person: other (OO); citizenship or place of organization: Alabama (AL); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 49,252; sole dispositive power 0; shared dispositive power 49,252; aggregate amount beneficially owned 49,252 (0.9% of the class)
  Comment: Calculated in the manner set forth in Item 5.
  
  Less than 1%
  
  Percentage based on outstanding shares as of July 31, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.001 PER SHARE
Name of issuer: First US Bancshares, Inc.
Address of issuer's principal executive offices: 3291 U.S. HIGHWAY 280, BIRMINGHAM, Alabama (AL), 35243
Comment:
This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of First US Bancshares, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3291 U.S. Highway 280, Birmingham, AL 35243.

Charles C. Anderson passed away on June 24, 2026 and Terrence Anderson became the estate representative. On August 20, 2026, Anderson CBP LLC sold 148,524 shares of Common Stock. This amendment on Schedule 13D is being filed to report the foregoing matters and beneficial ownership of less than 5% of the Issuer's outstanding Common Stock.

## Item 2. Identity and Background
Name of person filing: (a) This Statement is being filed jointly by the Charles C. Anderson, acting through his estate, Harold M. Anderson, Terrence Anderson (collectively the "Reporting Persons"), and Anderson CBP LLC ("Reporting Entity").
Residence or business address: (b) The business address of Charles C. Anderson is C/O Terry C. Anderson, Executor, 202 North Court Street, Florence, Alabama 35630. The business address of Harold M. Anderson is 6000 Crow Wright Rd, Sanger, Texas 76266. The business address of Terrence Anderson is 4511 Helton Drive, Florence, Alabama 35630. The business address of Anderson CBP LLC is 202 North Court Street, Florence, AL 35630.
Present principal occupation or employment: (c) The principal occupation of Charles C. Anderson was Managing Member of Anderson & Anderson, LLC. The principal occupation of Harold M. Anderson is director and investor in several family-owned businesses. The principal occupation of Terrence Anderson is Chief Executive Officer of American Promotional Events, a fireworks importer and distributor.
Civil proceedings (securities laws) in the last five years: (d)-(e) During the last five years, none of the Reporting Persons nor any executive officer of the Reporting Entity has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: (f) Each of the Reporting Persons was or is a citizen of the United States. The Reporting Entity is a limited liability company organized under the laws of the State of Alabama. Charles C. Anderson, acting through his estate, is the sole member of the Reporting Entity and Terrence Anderson is a manager of the Reporting Entity.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons and Reporting Entity, who are beneficial owners of Common Stock of the Issuer, are filing this Schedule 13D to report the passing of Charles C. Anderson, the disposition of beneficial ownership of the Issuer's Common Stock on August 20, 2026 and beneficial ownership of less than 5% of the Issuer's outstanding Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction: The securities of the Issuer acquired by the Reporting Persons and Reporting Entity were disposed of in connection with the administration of the estate of Charles C. Anderson. Depending upon market conditions and other factors that each of the Reporting Persons and the Reporting Entity may deem material to his or its investment decision, such Reporting Person or Reporting Entity may make purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. The Reporting Persons or Reporting Entity may from time to time review or reconsider their respective positions with respect to the Issuer or formulate plans or proposals with respect to any matter referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D, but have no present intention of doing so.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a), (b) and (c). Charles C. Anderson no longer has beneficial ownership of any shares of Common Stock, Harold M. Anderson has beneficial ownership of 142,500 shares of Common Stock, Terrence Anderson has beneficial ownership of 90,053 shares of Common Stock, and Anderson CBP LLC has beneficial ownership of 49,252 shares of Common Stock.

Charles C. Anderson does not have beneficial ownership of any shares of Common Stock. Harold M. Anderson has sole power to vote and sole power to dispose of 142,500 shares of Common Stock (representing 2.6% of the outstanding Common Stock). Terrence Anderson has sole power to vote and sole power to dispose of 40,801 shares of Common Stock held directly and shared power to vote and shared power to dispose of 49,252 shares of Common Stock through his role as manager of Anderson CBP LLC. Anderson CBP LLC has shared power to vote and shared power to dispose of 49,252 shares of Common Stock (representing less than 1% of the outstanding Common Stock). 1

The aggregate beneficial ownership of all Reporting Persons and the Reporting Entity is 232,553 shares of Common Stock, constituting 4.2% of the outstanding class.

Percentages set forth in this Item 5 are based on 5,504,709 shares of Common Stock outstanding as of as of July 31, 2026 as reported on the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2026.
Other persons with the right to receive dividends or sale proceeds: (d) Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) August 20, 2026.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons on January 5, 2024).
_____________________
1 Please confirm that no other purchases or sales of the Issuer's stock have taken place within 60 days, besides the one reported herein.

## Signatures
- Charles C. Anderson: Charles C. Anderson, Terrence Anderson, Executor (08/28/2026)
- Harold M. Anderson: Harold M. Anderson, Harold M. Anderson (08/28/2026)
- Terrence Anderson: Terrence Anderson, Terrence Anderson (08/28/2026)
- Anderson CBP LLC: Terrence Anderson, Manager (08/28/2026)